(Mindspeed Letterhead)

April 13, 2010

Via EDGAR and U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:     Louis Rambo

Re:	Mindspeed Technologies, Inc. Form 10-K for Fiscal Year Ended October 2, 2009 Filed November 25, 2009 File No. 001-31650

Dear Mr. Rambo:

This letter supplements the letter from Mindspeed Technologies, Inc. (“we” or the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 1, 2010 (the “Response Letter”) sent in response to the Staff’s comment letter March 25, 2010 regarding the above-referenced filing.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (949) 579-5500.

Very truly yours,

Mindspeed Technologies, Inc.

By: /s/ Bret W. Johnsen
Bret W. Johnsen
Senior Vice President, Chief Financial Officer
and Treasurer